EX-6.1


                    JOINT VENTURE AND SUBSCRIPTION AGREEMENT

     THIS JOINT VENTURE AND SUBSCRIPTION AGREEMENT ("Agreement") is entered into this 19th day of March, 1999, by and among International Capri Resources, S.A. de C.V., a Mexican company ("ICRM"), International Capri Resources Ltd., a British Columbian company ("ICR"), Arngre, Inc., a Florida corporation ("Arngre") and Zacualpan Minerals, LLC, a Colorado limited liability company ("Zacualpan"), and Alan Stier, an individual ("Stier").

                                    RECITALS

     WHEREAS, ICRM is owned 99.8% by ICR and 0.2% by Alan Stier ("Stier");

     WHEREAS, the one share of common stock of ICRM owned by Stier is held merely as an accommodation in order that ICRM may have at least two shareholders as required by Mexican law;

     WHEREAS, ICRM has secured the rights to purchase exclusive royalty-free exploration and/or exploitation concessions (the "Concessions") covering the five properties in Mexico that may be silver producing and which are more specifically described in Schedule A attached hereto and made a part hereof (the "Properties"), for an aggregate purchase price of $210,000;

     WHEREAS, ICRM wishes to accept Arngre and Zacualpan as new Shareholders, subject to the condition that they make the contributions set forth in this document and, once such contributions are complete, wishes to increase its capital stock through the issuance of additional shares of its common stock and, once that mentioned above has taken place, Alan Stier wishes to transfer the accommodation share nominally held by the latter such that following such payment of contributions, capitalization, issuance, subscription and payment of shares, Arngre will own a 60% interest in ICRM, Zacualpan will own a 20% interest in ICRM, and ICR will own a 20% interest in ICRM;

     WHEREAS, Arngre, Zacualpan, and ICR wish to combine their resources to provide the funding necessary for ICRM to continue exploring the Properties in order to possibly acquire and develop the Properties in accordance with the terms set forth herein; and

     WHEREAS, the parties intend ICRM to undertake such exploration activity and possible development as are consistent with its obligations under this Agreement;


     NOW THEREFORE, the parties hereby agree as follows:


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                                 I. DEFINITIONS

     For purposes of this Agreement, the following terms have the meanings specified or referred to in this Article I:

     "Acquiring Party" - as defined in Section 8.2.

     "Affiliate"- any entity that the applicable party directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such applicable party.

     "Agreement" - this Joint Venture and Subscription Agreement.

     "Approved Program and Budget" - as defined in Section 2.12.3

     "Area of Common Interest" - as defined in Section 8.1.

     "Arngre" - as defined in the first paragraph of this Agreement.

     "Arngre Financial Statements" - as defined in Section 5.6.

     "Assets" - all tangible and intangible goods, chattels, improvements or other items including, without limiting generality, land, buildings and equipment but excluding the Properties, acquired for or made to the Properties under this Agreement.

     "Board of Directors" - the Board of Directors of ICRM.

     "Budget Period" - as defined in Section 2.12.2

     "Closing" - as defined in Section 2.7.

     "Concessions" - as defined in the Recitals.

     "Consent"- any approval, consent, ratification, waiver, or other authorization (including any Governmental Authorization).

     "Contemplated Transactions" - all of the transactions contemplated by this Agreement, including:

     - the deposits/contributions to be made by Arngre, Zacualpan and ICR for future capital increases in ICRM;



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     -    the partial capitalization of the contributions for future capital increases to be made by Arngre, Zacualpan and ICR to ICRM as provided in this Agreement;

     - the issuance, subscription and payment of the Shares, as a consequence of the aforesaid capitalization;

     - the performance by the parties hereto of their respective covenants and obligations under this Agreement; and,

     - the transfer of the one share of ICRM currently owned by Alan Stier in favor of ICR.

     "Contract" - any agreement, contract, obligation, promise or understanding (whether written or oral and whether expressed or implied) that is legally binding.

     "Deemed Initial Contributions" - as defined in Section 2.13.

     "Deemed Total Contributions" - the sum of the value of the Deemed Initial Contribution, plus the amount that a Shareholder has actually contributed pursuant to Approved Programs and Budgets, plus any deemed increase in the amount of such actual contributions pursuant to Section 2.13(b)(3) or so much of
Section 2.12.12 as relates to Section 2.13(b)(3).

     "Defaulted Contribution" - as defined in Section 2.12.12.

     "Defaulting Shareholder" - as defined in Section 2.12.12.

     "Diluting Shareholder" - as defined in Section 2.13.

     "Election Amount Difference" as defined in Section 2.13.

     "Encumbrance" - any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction of use, voting, transfer, receipt of income or exercise of any other attribute of ownership.

     "Environment" - soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins, and wetlands), groundwaters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

     "Environmental Law" - any Legal Requirement applicable in Mexico that requires or relates to:



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          advising appropriate authorities, employees, and the public of intended or actual releases of pollutants or hazardous substances or materials, violations of discharge limits, or other prohibitions and of the commencements of activities, such as resource extraction or construction, that could have significant impact on the Environment;

          preventing or reducing to acceptable levels the release of pollutants or hazardous substances or materials into the Environment;

          reducing the quantities, preventing the release, or minimizing the hazardous characteristics of wastes that are generated;

          assuring that products are designed, formulated, packaged, and used so that they do not present unreasonable risks to human health or the Environment when used or disposed of;

          protecting resources, species, or ecological amenities;

          reducing to acceptable levels the risks inherent in the transportation of hazardous substances, pollutants, oil, or other potentially harmful substances;

          cleaning up pollutants that have been released, preventing the threat of release, or paying the costs of such cleanup or prevention; or

          making responsible parties pay private parties, or groups of them, for damages done to their health or the Environment, or permitting self-appointed representatives of the public interest to recover for injuries done to public assets.

     "Governmental Authorization" - any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

     "Governmental Body" - any:

          nation, state, county, city, town, village, district, or other jurisdiction of any nature;

          federal, state, local, municipal, foreign, or other government;

          governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal);



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          multinational organization or body; or

          body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

     "ICR" - as defined in the first paragraph of this Agreement.

     "ICRM" - as defined in the first paragraph of this Agreement.

     "ICRM Financial Records" - as defined in Section 3.4

     "Knowledge" - an individual will be deemed to have "Knowledge" of a particular fact or other matter if:

          such individual is actually aware of such fact or other matter; or

          a prudent individual could be expected to discover or otherwise become aware of such fact or other matter in the course of conducting a reasonably comprehensive investigation concerning the existence of such fact or other matter.

     A Person (other than an individual) will be deemed to have "Knowledge" of a particular fact or other matter if any individual who is serving, or who has at any time served, as a director, officer, partner, executor, or trustee of such Person (or in any similar capacity) has, or at any time had, Knowledge of such fact or other matter.

     "Legal Requirement" - any federal, state, local, municipal, foreign, international, multinational, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute, or treaty, as applicable .

     "Material Contracts" - as defined in Section 3.14.

     "Mining Law" - the Mining Law of the Mexican United States currently in full force and effect, including any other law or statute which in the future regulates the mining matters in the Mexican United States.

     "Net Smelter Returns" - as defined in Schedule 2.14.

     "Offer Notice" - as defined in Section 7.4 .

     "Offered Shares" - as defined in Section 7.4 .

     "Offering Shareholder" - as defined in Section 7.4



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     "Operator" - ICR until otherwise determined by the Board of Directors through a reasoned decision adopted.

     "Order" - any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator.

     "Ordinary Course of Business" - an action taken by a Person will be deemed to have been taken in the "Ordinary Course of Business" only if:

          such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day operations of such Person;

          such action is not required to be authorized by the Board of Directors of such Person (or by any Person or group of Persons exercising similar authority) and is not required to be specifically authorized by the parent company (if any) of such Person; and

          such action is similar in nature and magnitude to actions customarily taken, without any authorization by the Board of Directors (or by any Person or group of Persons exercising similar authority), in the ordinary course of the normal day-to-day operations of other Persons that are in the same line of business as such Person.

     "Organizational Documents" - (a) the articles or certificate of incorporation and the bylaws of a corporation; (b) any charter or similar document adopted or filed in connection with the creation, formation, or organization of a Person; and (c) any amendment to any of the foregoing.

     "Owner" - as defined in Schedule 2.14.

     "Pending Period" - as defined in Section 7.8.

     "Person" - any individual, corporation (including any non-profit corporation), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, labor union, or other entity or Governmental Body.

     "Proceeding" - any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, administrative, investigative, or informal) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body or arbitrator.

     "Polo y Ron"- Polo y Ron Minerales S.A. de C.V.

     "Properties" - as defined in the Recitals.



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

     "Property Option Documents" - the Contracts pursuant to which ICRM acquired from Polo y Ron the rights and obligations the latter had towards the Titleholders of the Concessions, and whereby ICRM has an option to acquire said Concessions.

     "Property Closing" - the closing of the transaction between ICRM and Polo y Ron under the Property Option Documents.

     "proposed Program and Budget" - as defined in Section 2.12.2.

     "Regulations to the Mining Law" - the regulations to the Mining Law of the Mexican United States as then in effect.

     "Related Person" - with respect to a specified Person other than an individual:

     any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with, such specified Person;

          any Person that holds a Material Interest in such specified Person;

          each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

          any Person in which such specified Person holds a Material Interest;

          any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

          any spouse or former spouses of any individual described in clause (b) or (c); any natural person related to any individual described in clause
     (b) or (c) or such individual's spouse within the second degree; or any other natural person who resides with any individual described in clause
     (b) or (c).

     For purposes of this definition, "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 40% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 40% of the outstanding equity securities or equity interests in a Person.

     "Representative" - with respect to ICR, Arngre and Zacualpan , any director, officer, employee, agent, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors; with respect to ICRM, any director, manager, attorney-in-fact or other expressly authorized representative of ICRM, in accordance with the Mexican laws.


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


     "Section," "Article" - any section or article of this Agreement, unless the context otherwise requires.

     "Securities Act" - the Securities Act of 1933 or any successor law, as amended, and regulations and rules issued pursuant to that Act or any successor law.

     "Shareholder(s)" - the Shareholders of ICRM (excluding Alan Stier following the transfer of his share pursuant to Section 2.5), including ICR and, once the contributions to be made by Arngre and Zacualpan are capitalized pursuant to
Section 2.4., this definition shall include Arngre and Zacualpan.

     "Shares" - the new non-par value shares of common stock of ICRM, to be issued by ICRM and to be subscribed and paid by Arngre, Zacualpan and ICR pursuant to this Agreement.

     "Subsidiary" - with respect to any Person (the "Owner"), any corporation or other Person of which securities or other interests having the power to elect a majority of that corporation's or other Person's Board of Directors or similar governing body, or otherwise having the power to direct the business and policies of that corporation or other Person (other than securities or other interests having such power only upon the happening of a contingency that has not occurred) are held by the Owner or one or more of its Subsidiaries.

     "Tax" - any tax (including but not limited to any income tax, capital gains tax, value-added tax, sales tax, property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other Contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.

     "Tax Return" - any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

     "Threatened" - a claim Proceeding, dispute, action, or other matter will be deemed to have been "Threatened" if any demand or statement has been made (orally or in writing) or any notice has been given (orally or in writing), or if any other event has occurred or any other circumstances exist, that would lead a prudent Person to conclude that such a claim Proceeding, dispute, action, or other matter is likely to be asserted, commenced, taken, or otherwise pursued in the future.



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

     "Titleholders of the Concessions" - as of the date of this Agreement, means Hector Esquivel with respect to "El Volado" and "La Cadena" concessions; Felix Gomez with respect to "El Quinto II" and "El Cometa Navideno" concessions; and, Felix Gomez and Zenon Flores, with respect to "Los Compadres" concession.

     "Transfer" - to sell, assign, transfer, pledge, mortgage, assign for security purposes, hypothecate or dispose of.

     "Transfer Shares" - as defined in Section 2.14.

     "Zacualpan" - as defined in the first paragraph of this Agreement.

     "Zacualpan Tax Returns" - as defined in Section 4.5.


            II DEPOSITS; CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES;
                      CAPITALIZATION OF CONTRIBUTIONS; AND,
                           ISSUANCE OF SHARES OF ICRM.

     2.1. Deposits by Arngre. Arngre agrees that on the date of this Agreement, it shall make a deposit to ICRM in the amount of $25,000 U.S. in order to guarantee its obligation to contribute the total amount mentioned in Section
2.3. Subject to Section 2.3. below, Arngre agrees that it shall make a deposit in the additional amount of $150,000 U.S. (cumulative $175,000 U.S.) within seven (7) business days of the date of this Agreement, and a further additional amount of $218,750 U.S. (cumulative $393,750 U.S.) within twenty (20) business days of the date of this Agreement.

     2.2. Deposit by Zacualpan. The parties acknowledge that Zacualpan has deposited $131,250 U.S. to ICRM as of the date of this Agreement, and such deposit shall be credited against, and as full payment of, Zacualpan's obligation described in Section 2.3(c) below.

     2.3. Full Payment of Contributions upon Closing. At the Closing (as such term is defined in Section 2.7), ICR, Arngre and Zacualpan shall have paid their respective contributions to ICRM, to be used by ICRM to cover subsequent exploration expenses, option payments to be made to the Titleholders of the Concessions and the possible purchase and initial phase of development of the Properties, which ICR, Arngre and Zacualpan acknowledge will require expenditure of approximately $775,000 U.S. Given the above, ICR, Arngre and Zacualpan agree to provide such funds to ICRM at or before the Closing in the following manner:

     (a) The first $250,000 U.S. required by ICRM for such activities shall be provided by ICR on or before the Closing as a contribution for future capital increases of


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          ICRM. The parties acknowledge that ICR has contributed $250,000 U.S.
          directly or indirectly to ICRM as of the date of this Agreement, and such contribution shall be credited against ICR's obligation described in the preceding sentence.

     (b) The next $393,750 U.S. required by ICRM will be provided by Arngre on or before the Closing in the form of a deposit to be converted into a contribution for future capital increases as set forth in Section 2.1 hereof.

     (c) The remaining $131,250 U.S. required by ICRM will be provided by Zacualpan also in the form of a deposit to be converted into a contribution for future capital increases. The parties acknowledge that Zacualpan has contributed $131,250 U.S. to ICRM as of the date of this Agreement, and such contribution shall be credited against Zacualpan's obligation described in the preceding sentence.

     2.4. Shareholders' Meeting; Partial Capitalization of Contributions made by Arngre, Zacualpan and ICR. On the date of the Closing, ICRM shall hold a General Extraordinary Shareholders' Meeting in order to approve (i) the admission of Arngre and Zacualpan as new Shareholders of ICRM, in the proportion of 60% and 20%, respectively; (ii) an increase of the capital stock of ICRM in order for such capital stock to equal the total amount of $6,369,000 MexCy ($656,239.37 U.S. at an exchange rate of $9.7053 pesos MexCy per one U.S. dollar), represented by 63,690 non-par value shares of common stock of ICRM non assessable; and (iii) the amendment and restatement of the right of first refusal provisions in ICRM's bylaws applicable to the shares of common stock of ICRM as set forth in Section 7.4. At the Closing, the Shares shall be considered as fully subscribed and paid by the Shareholders and shall be issued to the Shareholders, all in the following manner:

     (i) From the total amount contributed by ICR under Section 2.3, only $126,096.06 U.S. (equal to $1,223,800 MexCy at the same exchange rate of $9.7053 pesos MexCy per one U.S. dollar) shall be capitalized and 12,238 shares of ICRM shall be issued; which shares together with the shares already owned by ICR as of the date of this Agreement (499) and the share to be acquired from Alan Stier (1) pursuant to Section 2.5., will result in ICR owning 12,738 Shares of ICRM, representing 20% of ICRM's capital stock.

     (ii) From the total amount contributed by Arngre under Section 2.3, only $393,743.63 U.S. (equal to $3,821,400 MexCy at the same exchange rate of $9.7053 pesos MexCy per one U.S. dollar) shall be capitalized and 38,214 Shares of ICRM shall be issued to Arngre, in order for the latter to be considered as the owner of Shares representing 60% of ICRM's capital stock.

    (iii) From the total amount contributed by Zacualpan under Section 2.3, only $131,247.88 U.S. (equal to $1,273,800 MexCy at the same exchange rate of $9.7053 pesos MexCy per one U.S. dollar) shall be capitalized and 12,738


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          Shares of ICRM shall be issued to Zacualpan, in order for the latter to be considered as the owner of Shares representing 20% of ICRM's capital stock

     2.5. Transfer of One Share by Alan Stier. Immediately after the capital increase contemplated in Section 2.4. takes place, Alan Stier shall transfer the share he owns in ICRM in favor of ICR, for a total price of $10 U.S.

     2.6. Failure by Arngre to make Contributions. It is expressly agreed that Arngre will not be formally considered as a Shareholder of ICRM until Arngre has contributed the amount set forth in Section 2.3(b); therefore, in the event that Arngre fails to timely make the contributions required by Section 2.1, Arngre shall forfeit the right to receive any Shares of ICRM and have no further obligations under this Agreement, and the deposits made by Arngre shall be applied as a contractual penalty (liquidated damages of ICRM); provided, however, that any deposit made by Arngre to ICRM that has not been expended or irrevocably committed to be expended as of such date for exploration expenses, option payments to be made to the Titleholders of the Concessions and possible purchase and initial development of the Properties shall be returned by ICRM to Arngre within 10 days. Upon the application of the deposits made by Arngre as a contractual penalty in accordance with the terms hereof, the parties hereto shall have no other remedy against Arngre for breach of its obligations under Sections 2.1. and 2.3.(b). Arngre acknowledges that its failure to make the contributions described in Sections 2.1. and 2.3.(b) would cause irreparable harm to ICRM, ICR and Zacualpan, that it would be difficult or impossible to measure the amount or nature of such harm, and that monetary damages for any such failure would not provide an adequate remedy. Arngre therefore agrees that the provisions of this Section 2.6. are fair and reasonable and shall be specifically enforceable.

Arngre expressly states that the application of the deposits as a contractual penalty has been duly authorized by Arngre and that the application of the deposits as a contractual penalty will not violate, result in a breach of, conflict with or (with or without that giving of notice or the passage of time or both) entitle any party to call a default under any contract, agreement or understanding to which Arngre is a party .

In the event that Arngre fails to pay the amount set forth in Section 2.3(b) at or before the Closing, the amounts to be used for the partial capitalization of contributions made by ICR and Zacualpan as contemplated in Section 2.4. above will be adjusted so that Zacualpan shall be entitled to receive Shares representing 34.4% of ICRM's capital stock, and ICR shall be entitled to receive Shares representing 65.6% of ICRM's capital stock, and the Deemed Initial Contributions of Zacualpan and ICR, respectively, set forth in Section 2.13 shall be adjusted accordingly.

     2.7. Closing. Within ten calendar (10) days of the later to occur of (x) twenty business days after the date of this Agreement and (y) the issuance of the regulatory approvals from the Vancouver Stock Exchange required by Section 7.3., the closing of this transaction (the "Closing") shall occur at the offices of Buchanan Ingersoll Professional Corporation, Eleven


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Penn Center, 14th Floor, 1835 Market Street, Philadelphia, Pennsylvania
19103, at 12:00 P.M. (local time), or at such other time and place as the parties hereto may agree. Parties may participate in the Closing by telephone and documents may be exchanged by facsimile transmission. Facsimile signatures shall, for all purposes, be as fully effective as signed originals, but the parties nonetheless agree to provide signed originals as requested. At the Closing the following shall occur:

     (a) ICR and ICRM shall deliver to Arngre and Zacualpan the following:

        (1) A legal opinion of Miranda Estavillo Staines y Pizarro-Suarez, Mexican legal counsel to ICRM, to the effect that:

           (A) the Shares have been duly authorized by all necessary corporate action of ICRM and upon issuance of the Shares, subscription and capitalization of the contribution for future capital increases as contemplated in Section 2.4 (or, in the event that Arngre fails to pay the amount set forth in Section 2.3(b), as adjusted pursuant to the last paragraph of Section 2.6), the Shares will be validly issued, fully paid and non-assessable; and that holders of shares of ICRM outstanding immediately prior to the Closing have waived their preemptive rights with respect to the issuance of the aforesaid Shares;

           (B) with respect to the Shares, by virtue of Arngre's and Zacualpan's ownership of the Shares after full payment therefor in accordance with the terms of Section 2.4 of this Agreement, neither Arngre nor Zacualpan, nor any of their officers, directors, shareholders, managers or members will have any liability to contribute any funds to ICRM;

           (C) upon the issuance of the Shares and receipt of the Shares, Arngre's and Zacualpan's ownership in the Shares will be valid and free and clear of any and all Encumbrances, with the exception of the amended and restated right of first refusal provisions in the By-laws of ICRM adopted at the General Extraordinary Shareholders' Meeting in accordance with Section
7.4. of this Agreement;

           (D) there are no restrictions under Mexican law on Arngre and Zacualpan having (x) direct ownership interest in ICRM or (y) indirect ownership of mining interests in Mexico;

           (E) no steps have been, or are being taken, for the appointment of a receiver of, or a liquidator to, or for the dissolution, reconstruction or reorganization of ICRM;

           (F) except for that provided in Section 7.3. of this Agreement, no consent, approval, authorization or order of, or filing, registration or qualification with, any Mexican governmental agency, body or court is required in connection with the receiving of contributions for future capital increases, further capitalization of said contributions


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

contemplated in this document and the issuance of the Shares to Arngre and Zacualpan;

           (G) ICRM has the corporate power to execute, deliver and perform this Agreement;

           (H) all necessary corporate action of ICRM has been taken to authorize the execution, delivery and performance of this Agreement by ICRM and the consummation by ICRM of the transactions contemplated by this Agreement;

           (I) this Agreement is enforceable in accordance with its terms against ICRM under Mexican Legal Requirements;

           (J) the execution and delivery by ICRM of, and the performance of its agreements and covenants in, this Agreement do not: (x) violate the Organizational Documents of ICRM, (y) in any material respect constitute a default under, and are not restricted by, the terms of any agreement material to ICRM or any Order binding on ICRM, or (z) violate any applicable Legal Requirement under Mexican law;

           (K) that, upon: (i) payment in full of the purchase price for the Concessions; (ii) full compliance of the other obligations of ICRM under the Property Option Documents and, with respect to the El Volado lot, upon conversion of ICRM's exploration Concession with respect to such lot into an exploitation Concession; (iii) execution and ratification of the definitive contracts of assignment of rights to be entered into with the Titleholders of the Concessions, should the right to acquire said Concessions be exercised; and, (iv) filing and recording of the aforesaid contracts with the Public Registry of Mining, ICRM shall, assuming that the Titleholders of the Concessions are not in breach of the Property Option Documents, have: (x) good and marketable title to, and exclusive rights in, the Concessions, and
(y) the right to exploit such Properties in accordance with the laws of the Mexican United States, and in accordance with the Concessions, including the production of silver ore therefrom, in accordance with standard commercial practice acceptable under Mexican Legal Requirements, free and clear of any restriction on its title or any legal or other regulatory limitation which may exist under the laws of Mexico or any subdivision thereof acceptable under Mexican Legal Requirements (excluding any change of the applicable Legal Requirements of the Mexican United States effectuated between the date hereof and the date on which ICRM acquires the Concessions);

           (L) that should the right to acquire the Concessions be exercised by ICRM pursuant to the Property Option Documents, ICRM shall acquire the Concessions free and clear of any material liens, levies or Encumbrances not otherwise disclosed in this Agreement, subject to the fact of whether any Encumbrance has been imposed by a creditor of the Titleholders of the Concessions or as a result of a breach of the Titleholders of the Concessions under the Property Option Documents between the date of this Agreement and the date on which ICRM acquires the Concessions.

           (M) that upon: (i) payment in full of the purchase price for the Concessions; (ii) full compliance of the other obligations of ICRM under the Property Option Documents; (iii) execution and ratification of the definitive contracts of assignment of rights to be entered into with the Titleholders of the Concessions should the right to acquire the Concessions be exercised by ICRM under the Property Option Documents; and, (iv) filing and recording of the aforesaid contracts with the Public Registry of Mining, ICRM shall have
(x) good, marketable and valid title to, and exclusive rights in, all exploration and exploitation Concessions, mineral extraction and mining rights relating to the Properties in accordance with the Mining Law, its Regulations and any other applicable legal provisions in Mexico, free and clear of any and all Encumbrance, subject to the fact of whether any Encumbrance has been imposed by a creditor of the Titleholders of the Concessions or as a result of a breach of the Titleholders of the Concessions under the Property Option Documents between the date of this Agreement and the date on which ICRM acquires the Concessions, and (y) the right to exploit the Properties and extract silver ore therefrom, in accordance with the laws of the Mexican United States, in accordance with the Concessions and in accordance with standard commercial practice acceptable under Mexican laws.

           (N) ICRM is a Mexican mining company incorporated under the laws of the Mexican United States, and is recorded at the Public Registry of Mining and with any other competent Mexican Governmental Body and is accordingly capable to hold mining concessions and to enter into contracts which subject matter are mining concessions located in Mexico, as required under Mexican law; given the above, should the right to acquire the Concessions be exercised, ICRM will be authorized to own the mining rights in the Properties, to explore the Properties for silver ore, to extract silver ore from the Properties and otherwise exploit the Properties for silver and silver ore, all in accordance with the laws of the Mexican United States and in accordance with the Concessions.

           (O) with exception of the applicable provisions of the Mexican Tax Laws and any other legal provisions applicable in Mexico, there are no foreign exchange or other laws affecting ICRM's ability to pay profits, distributions or other payments to Arngre and Zacualpan; and

           (P) there are no Mexican laws requiring tax treatment of non-Mexican Shareholders different from that of Mexican individuals being shareholders of a Mexican corporation receiving profits, distributions or other payments from the Mexican corporation; and

           (Q) to the Knowledge of ICRM's Mexican counsel, there are no outstanding Taxes which are due and payable (x) by ICRM or (y) on the Concessions.

        (2) A certificate executed by the Chief Executive Officer of ICRM and ICR, respectively, representing and warranting to Arngre and Zacualpan that each of the representations and warranties made in this Agreement by ICRM and ICR, respectively, are true and correct in all respects as of the time of Closing.

           (3) Share certificates in the name of Arngre evidencing ownership of 60% of all of the outstanding capital stock of ICRM.

           (4) Certificates for Shares in the name of Zacualpan evidencing ownership of 20% of all of the outstanding capital stock of ICRM.

        (b) Arngre will deliver to ICRM the following:

           (1) Any required contributions to bring its total contributions to $393,750 U.S. as contemplated by Section 2.3.(b) in immediately available funds for the corresponding capitalization and full payment of the Shares representing 60% of all of the outstanding capital stock of ICRM.

     (2) A certificate executed by the Chief Executive Officer of Arngre to the effect that, each of Arngre's representations and warranties in this Agreement is accurate in all respects as of the date of the Closing; provided, however, that in the event that Arngre has changed its jurisdiction of incorporation to Delaware as of the date of Closing, in lieu of the representation set forth in Section 5.1 regarding its status under the laws of Florida, Arngre shall represent and warrant that it is is duly incorporated, validly existing, and in good standing under the laws of the state of Delaware.


        (c) Zacualpan will deliver to ICRM a certificate executed by the Executive Manager of Zacualpan to the effect that each of Zacualpan's representations and warranties in this Agreement is accurate in all respects as of the date of the Closing.

        (d) Alan Stier shall transfer for $10 U.S. the share of ICRM he owns in favor of ICR.

        (e) ICR shall make the capital contribution required by Section 2.3(a) (if any).

     2.8. Business of ICRM. Immediately after the Closing, ICRM shall diligently continue the exploration of the Properties and, should the results of the exploration stage be positive and the General Shareholders' Meeting of ICRM or the Board of Directors of ICRM decides to exercise the option to acquire the Concessions, ICRM shall diligently engage in the development of the Properties for the production of silver and other valuable minerals.

     2.9. Corporate Governance. ICRM shall have a Board of Directors of three members, one of whom shall be designated by each of the Shareholders, provided, however, that no Shareholder shall have the right to designate a board member if such Shareholder's percentage stock interest in ICRM falls below 10%. All actions by the Board of Directors shall be taken by simple majority vote at a properly convened meeting, except as otherwise required by the laws of Mexico.

Notwithstanding that mentioned in the preceding paragraph, the following matters shall be considered as special matters and, therefore, must be adopted by unanimous vote at the Board of Directors or by the favorable vote of 82% of the Shares representing the outstanding capital stock of ICRM if adopted in a General Shareholders' Meeting:

     (a) the abandonment, assignment, sale or any other form or manner of disposition of rights over mining concessions or properties owned by ICRM, as well as the abandonment, assignment, sale or any other form or manner of disposition of any Assets or group of Assets which individual or joint value surpasses $50,000 U.S. or its equivalent in Mexican currency, unless otherwise contemplated in an Approved Program and Budget;

     (b) the performance or carrying out of any other activity different than the evaluation, exploration, development and exploitation of mining concessions or mining properties;

     (c)  the suspension of operations;

     (d) the terms and conditions to entrust each new operator different than ICR, the performance of its duties; and,

     (e) the adoption of an Approved Program and Budget that assumes or is likely to result in operational losses with respect to an operating mine.

     2.10. Additional Interests. No Shareholder nor any other party shall acquire any additional equity interest in ICRM, or any interest that may be converted into an equity interest, except as provided in this Agreement or with the express written consent of the other Shareholders.

     2.11. Development of Properties. The Shareholders shall use reasonable good faith efforts to cause ICRM to explore and, should the right to acquire the Concessions covering the Properties be exercised, to develop the Properties in a diligent and commercially reasonable manner.

     2.12. Additional Financing (Exploration Programs, Budgets and
Contributions)

     2.12.1 Operations to be Conducted Pursuant to Approved Programs and Budgets. Except as otherwise provided in sections 2.12.5 and 2.12.6, operations will be conducted, costs will be incurred, and Assets will be acquired only in accordance with Approved Programs and Budgets.

     2.12.2 Preparation of Programs and Budgets. On or before November 30 in each year, the Operator shall prepare and submit to the Board of Directors a proposed Program and Budget (the "proposed Program and Budget") with respect to its proposed activities for the ensuing Budget Period provided therein (the "Budget Period"). Each such proposed Program and Budget will be in a form and degree of detail approved by the Board of Directors, which once established will thereafter be utilized, unless the Board of Directors otherwise determines, but in any event will be sufficient for each Shareholder to form a reasoned decision with respect to the merits thereof and the results sought to be achieved. Upon request by any Shareholder, the Operator will provide such additional information as such Shareholder may reasonably request in respect of any proposed Program and Budget. The Operator shall be entitled to an allowance for a cost overrun of 10% in addition to any budgeted exploration costs and any costs so incurred shall be deemed to be incurred in the Program, as adopted.

     2.12.3 Adoption of Programs and Budgets. Within not less than fifteen
(15) days and not more than thirty (30) days after submission of the proposed Program and Budget by the Operator to the Board of Directors, the Board of Directors will hold a meeting at which the directors will, for each proposed Program and Budget:

        (a) approve the proposed Program and Budget;

        (b) propose modifications to the proposed Program and Budget; or

        (c) reject the proposed Program and Budget.

If the Board of Directors approve the proposed Program and Budget or some modification thereof, the proposed Program and Budget thus approved will be the Approved Program and Budget (the "Approved Program and Budget") for the ensuing Budget Period for the activities concerned. If the Board of Directors proposes modifications to or rejects a particular proposed Program and Budget, the Operator will immediately endeavor in good faith to develop, within ten (10) days of such meeting of the Board of Directors or as otherwise directed by the Board of Directors, a revised proposed Program and Budget for the ensuing Budget Period which will then be presented to the Board of Directors for approval in accordance with the terms of this Section 2.12.3.

     2.12.4 Failure of the Board of Directors to Adopt Programs and Budgets. If the Board of Directors fails, for any reason, to approve a proposed Program and Budget by January 31 in any year, the Operator will be authorized to stop operations, just taking care of maintaining the concessions and other properties in good standing, for which purpose the Operator will be authorized to make the strictly necessary expenditures.

     2.12.5 Budget Overruns. An Operator will not exceed an Approved Program and Budget by more than ten (10%) percent unless expressly authorized by a unanimous resolution of the Board of Directors. Approved Program and Budget overruns in excess of ten (10%) percent which are approved by the Board of Directors will be paid out of funds from operations or project financing, if available, and if not available will be borne by the Shareholders in proportion to their respective ownership interests as of the time the overrun occurs. Approved Program and Budget overruns in excess of ten (10%) percent which are not approved by the Board of Directors will be the sole responsibility and obligation of the Operator incurring the same and will not count as contributions for any purposes.

     2.12.6 Emergency and Unexpected Expenditures. Notwithstanding any other provision of this Agreement, in case of emergency, an Operator may take any reasonable action it deems necessary to protect life or property, to protect the Properties and the Assets or to comply with law or government regulation. The Operator doing so will promptly notify the Board of Directors of any emergency expenditure. The costs of actions resulting from emergencies will be borne by the Shareholders in proportion to their respective ownership interests as of the time the emergency occurs.

     2.12.7 Amendment of Approved Programs and Budgets. At any time, if it in good faith believes that an Approved Program and Budget should be revised or amended, the Operator may propose a revision or amendment to an Approved Program and Budget, in which event the procedures of Section 2.12.3 will apply. If as a result of such proposed amendment, an Approved Program and Budget is revised, each Shareholder will make one of the elections specified in Section 2.12.8 with respect to such revised Approved Program and Budget, within the time therein specified.

     2.12.8 Election to Participate in Approved Programs and Budgets. Forthwith upon approval of an Approved Program and Budget, copies will be sent to each Shareholder.

Within thirty (30) days after receipt of an Approved Program and Budget, each Shareholder will notify ICRM and each of the other Shareholders in writing of its election to contribute to such Approved Program and Budget:

     (a) in proportion to its respective ownership interest as of the beginning of the Budget Period covered by the Approved Program and Budget;

     (b) in some lesser amount than its respective ownership interest proportion as of the beginning of the Budget Period covered by the Approved Program and Budget; or

     (c)  not at all.

If a Shareholder elects to participate in an amount less that its ownership interest proportion, its ownership interest will be recalculated as provided in Section 2.13. If a Shareholder fails to so notify the Board of Directors of its election with respect to such an Approved Program and Budget within such thirty (30) day period, the Shareholder will be deemed to have elected not to contribute to such Approved Program and Budget at all, and the other Shareholders which have subscribed will have a period of thirty (30) days to elect to contribute pro rata based on their respective ownership interest in ICRM (not including the non-contributing Shareholder's interest) the amount of such Approved Program and Budget not then subscribed, and if they elect to do so, the ownership interest of the Shareholders will be recalculated as provided in
Section 2.13. If such Approved Program and Budget is still not fully subscribed, then the Board of Directors may curtail or modify the Approved Program and Budget to be consistent with the level of funding subscribed by the Shareholders. The Operator will not proceed with an Approved Program and Budget which is not fully subscribed.

     2.12.9 Approved Programs to be Fully Subscribed. If, following all elections having been made pursuant to Section 2.12.8 an Approved Program and Budget is not fully funded and subscribed within one hundred and twenty (120) days following the notice of approval of an Approved Program and Budget sent by the Board of Directors to each Shareholder, then the other Shareholders which have subscribed will have a period of fifteen (15) days to elect to contribute pro rata based on their respective ownership interest in ICRM (not including the non-contributing Shareholder's interest) the amount of such Approved Program and Budget not then funded, and if they elect to do so, they shall have a further ninety (90) days to fund the Approved Program and Budget and the ownership interests of the Shareholders, with respect to the additional amount funded, will be recalculated as provided in Section
2.12.12. If such Approved Program and Budget is still not fully subscribed, then the Board of Directors may curtail or modify the Approved Program and Budget to be consistent with the level of funding subscribed by the Shareholders. The Operator will not proceed with an Approved Program and Budget which is not fully subscribed.

     2.12.10 Contributions to Fund Programs and Budgets. Each Shareholder which has elected to participate in an Approved Program and Budget will contribute pro rata its elected share of contributions.

     2.12.11 Contributions by Way of Capital. Contributions by Shareholders will be made by means of straight capital contributions to ICRM. Within fifteen (15) days following the last contribution made pursuant to Section 2.12.9, ICRM shall hold a General Extraordinary Shareholders' Meeting to approve the corresponding increase of the capital stock in its variable portion, to the same extent of all the contributions made by the Shareholders to the respective Approved Program and Budget.

     2.12.12 Default in Making Contributions. In the event that a Shareholder agrees to make contributions to an Approved Program and Budget but fails to make timely any such contribution (such Shareholder being referred to herein as a "Defaulting Shareholder" and such failed contribution being referred to herein as a "Defaulted Contribution"), the ownership interests of the Shareholders shall be reduced as of the date of the Defaulted Contribution in the manner described in Section 2.13 as if the Defaulting Shareholder had originally elected not to contribute the Defaulted Contribution to the Approved Program and Budget in question, provided, however, that for this purpose the reference in Section 2.13(b)(3) to 150% shall be changed to 200%.

     In addition, the Non-Defaulting Shareholders shall have the right but not the obligation to contribute the amount of such Defaulted Contribution, which shall be considered for purposes of the foregoing calculation an amount that they agree to contribute to the Approved Program and Budget. If two Non-Defaulting Shareholders wish to make such contribution, they shall have the right to share in such contribution pro rata to their ownership interests.


     For example, assume the first capital call is for $100,000 and Arngre elects to contribute the full amount of the capital call ($60,000) but only contributes $30,000, and Zacualpan and ICR each agree to contribute their full share of $20,000 plus make up Arngre's $30,000 deficiency equally ($15,000 each). The ownership interest of Arngre would be computed as follows: ($465,000 + $30,000)/($775,000 + $30,000 + [2 X $70,000]) X 100 =
52.4%.

     The non-Defaulting Shareholders' respective ownership interests in ICRM shall, at such time, be recalculated by subtracting the total ownership interests of the Defaulting Shareholders, as computed above, from 100 and dividing the result among the Non-Defaulting Shareholders in proportion to their ownership interests immediately prior to the default. Notwithstanding the foregoing but subject to Section 2.14 hereof, a Defaulting Shareholder shall be entitled to receive details of and contribute to future Programs and Budgets to the extent of its then ownership interest.

     Within fifteen (15) days of a default by a Shareholder under this Section, ICRM shall hold a General Extraordinary Shareholders' Meeting as contemplated in Section 2.12.11 to increase ICRM's capital stock in its variable portion and to effectuate the dilution of the Defaulting Shareholder's interest in ICRM by issuing the requisite number of Shares of ICRM Common Stock to the non-Defaulting Shareholders.

     2.13. Voluntary Dilution Provision. If one or more, but not all, Shareholders elect to contribute to an Approved Program and Budget some lesser amount than that corresponding to their respective ownership interest in ICRM (the difference between the amount in proportion to each such Shareholder's respective ownership interests and the amount such Shareholder elects to contribute being referred to as the "Election Amount Difference"), or elect to contribute not at all (such Shareholders being referred to herein as "Diluting Shareholders"), the ownership interest of each Diluting Shareholder shall be computed by the following formula:

     a. The sum of

        (1) The Diluting Shareholder's Deemed Total Contributions prior to the adoption of the Approved Program and Budget, plus

        (2) The amount the Diluting Shareholder has agreed to contribute to the Approved Program and Budget shall be divided by

     b. The sum of

        (1) The Deemed Total Contributions prior to the adoption of the Approved Program and Budget of all Shareholders, plus

        (2) The amount all the Diluting Shareholders have agreed to contribute to the Approved Program and Budget, plus

        (3) 150% of the amount that the other Non-Diluting Shareholders have agreed to contribute to the Approved Program and Budget, and

     c. Multiplying the result by 100.

     For example, assume the first capital call is for $100,000 and Arngre elects to contribute only $30,000, and Zacualpan and ICR each agree to contribute their full share of $20,000 plus one-half the amount that Arngre could have contributed but did not contribute, or $15,000. The ownership interest of Arngre would be computed as follows: ($465,000 + $30,000)/($775,000 + $30,000 + [1.5 X $70,000]) X 100 = 54.4%.

     The ownership interest of the Non-Diluting Shareholders shall be calculated by subtracting the total ownership interests of the Diluting Shareholders, as computed above, from 100 and dividing the result among the Non-Diluting Shareholders in proportion to their ownership interests immediately prior to the Approved Program and Budget in question.

     In addition, the Non-Diluting Shareholders shall have the right but not the obligation to contribute the amount of the Election Difference, which shall be considered for purposes of the foregoing calculation an amount that they agree to contribute to the Approved Program and Budget. If two Non-Diluting Shareholders wish to make such contribution, they shall have the right to share in such contribution pro rata to their ownership interests.

     Within fifteen (15) days of notice by any Shareholder of its election to contribute a lesser amount of its ownership interest in ICRM, and upon payment of the contributions of the other Shareholders, ICRM shall hold a General Extraordinary Shareholders' Meeting as contemplated in Section
2.12.11 to increase ICRM's capital stock in its variable portion and to effectuate the dilution of the Diluting Shareholder's interest in ICRM by issuing the requisite number of Shares of ICRM Common Stock to the Non-Diluting Shareholders. Notwithstanding the foregoing but subject to
Section 2.14. hereof, the Diluting Shareholder whose ownership interest has been reduced pursuant to this Section, shall be entitled to receive details of and to contribute to future Programs and Budgets to the extent of its then ownership interest in ICRM.

     On the date of the Closing, the Shareholders' respective ownership interests and deemed initial contributions (each, a "Deemed Initial Contribution") shall be as follows:

     Shareholder         Deemed Initial Contribution        Ownership Interest

     ICR                 $155,000 U.S.                      20%
     Arngre              $465,000 U.S.                      60%
     Zacualpan           $155,000 U.S.                      20%
                         $775,000 U.S.                      100%

     2.14. Participation to be Converted into a Royalty. If the effect of the application of Section 2.12.12 or 2.13 is to reduce the ownership interest of any Shareholder of ICRM less than 1% , such Shareholder shall then be deemed to have assigned and conveyed its Shares to the other Shareholders, if more than one then in proportion to their respective ownership interests, and shall be entitled to receive as its sole remuneration and benefit in consideration of that assignment and conveyance of its Shares, by way of a royalty, 0.5% of Net Smelter Returns (as set forth on Schedule 2.14 hereto). The maximum aggregate percentage of Net Smelter Returns that shall be payable to one or more former Shareholders pursuant to this Section 2.14. shall not exceed 1%.

The Shares to be assigned and conveyed according to this Section 2.14 are referred to herein as the "Transfer Shares". The Transfer Shares shall be apportioned between the remaining Shareholders based on their respective stock ownership in ICRM. Within ten (10) days of this Section 2.14. coming into effect, the transferring Shareholder shall deliver to the remaining Shareholder(s) the respective stock certificates to which each is entitled duly endorsed and/or any other documentation sufficient to transfer ownership of the Transfer Shares to the remaining Shareholders in the proportions described above. In addition, the transferring Shareholder conveying its Shares shall deliver a certificate stating as follows:

        (1) The transferring Shareholder, as applicable, holds the Transfer Shares free and clear of all liens, mortgages, security interests, pledges, charges and encumbrances;

        (2) The transferring Shareholder has all requisite power and authority to sell the Transfer Shares;

        (3) The sale of the Transfer Shares has been duly authorized by all necessary corporate action of the transferring Shareholder;

        (4) The sale of the Transfer Shares will not violate, result in a breach of, conflict with or (with or without the giving of notice or the passage of time or both) entitle any party to call a default under any contract, agreement or understanding to which the transferring Shareholder is a party.


                      III REPRESENTATIONS, WARRANTIES, AND
                      COVENANTS OF ICRM, ICR AND ALAN STIER

ICRM and ICR (the latter with respect to Sections 3.2.(a), 3.2.(b), 3.3.(c), 3.9 and 3.21 only) and Alan Stier (the latter with respect to Sections 3.3(a) and
3.18 only) represent, warrant, and covenant to Arngre and Zacualpan as follows, which representations, warranties, and covenants shall expressly survive through the date of the Closing:


     3.1. Organization of ICRM and Good Standing.

        (a) ICRM is duly incorporated and organized, validly existing and in good standing under the laws of Mexico, with full corporate authority to conduct its business as it is now being conducted, to own, or use the properties and assets that it purports to own, lease or use, and to perform all its obligations under the Property Option Documents.

        (b) True and correct copies of all of the Organizational Documents of ICRM as currently in effect have been delivered to Arngre and Zacualpan and no amendment or modification of such Organizational Documents has been made or will be made through the date of the Closing other than as contemplated by this Agreement.

     3.2. Authority; No Conflict.

        (a) This Agreement constitutes the legal, valid and binding obligation of ICRM and ICR in accordance with its terms except to the extent that: (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization and similar laws of general application affecting the rights and remedies of the parties; and, (ii) the enforceability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver or other equitable remedies, is subject to the discretion of courts . Each of ICRM and ICR has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform their respective obligations hereunder.

        (b) To ICRM's and ICR's Knowledge , neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions hereunder will, directly or indirectly (with or without notice or lapse of time)contravene, conflict with, or result in a violation of (A) any provision of the Organizational Documents of ICRM or ICR, or (B) any resolution adopted by the Board of Directors or the stockholders of ICRM or ICR;

        (c) To the ICRM's Knowledge, neither the execution and delivery of this Agreement nor the consummation or performance of any of the Contemplated Transactions hereunder will, directly or indirectly (with or without notice or lapse of time):

           (1) contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which ICRM or ICR, or any of the assets owned or used by ICRM, may be subject;

           (2) contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental
Authorization that is held by ICRM or that otherwise relates to the business of, or any of the assets owned or used by, ICRM;

           (3) cause Arngre, Zacualpan, or ICRM to become subject to, or to become liable for the payment of, any Tax except as set forth on
Schedule 3.8. hereto;

           (4) cause any of the assets owned by ICRM to be reassessed or revalued by any taxing authority or other Governmental Body;

           (5) result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by ICRM.

        (d) Except as set forth in Schedule 3.2 hereto, ICRM is not required to give any notice to or obtain any Consent from any Person in connection with the execution and delivery of this Agreement or the consummation or performance of any of the Contemplated Transactions.

     3.3. Capitalization of ICRM.

        (a) The authorized equity securities of ICRM consist of 500 shares of Common Stock non-par value, of which 500 shares are issued and outstanding. ICR is the record and beneficial owner and holder of 499 shares representing 99.8% of the issued and outstanding shares of ICRM, free and clear of all Encumbrances. Alan Stier is the record and beneficial owner and holder of one share representing 0.2% of the issued and outstanding shares of ICRM.

        (b) The Shares to be issued to Arngre and Zacualpan at the Closing will be, upon the consummation of the Closing and payment in full of the respective contributions set forth in this Agreement, duly authorized, validly issued and are fully paid and nonassessable.

        (c) There are no Contracts relating to the issuance, sale, or transfer of any equity securities or other securities of ICRM, including, without limitation, securities which are convertible into or exchangeable for, equity securities or other securities of ICRM. ICRM has not granted any rights to acquire any of its shares of stock or any securities convertible into shares of its stock, except for the shares contemplated by this Agreement. Upon the consummation of the Closing and payment in full of the respective contributions set forth in this Agreement, ICR will own 20%, Arngre will own 60%, and Zacualpan will own 20% of the issued and outstanding stock of ICRM.

     3.4. Financial Records. ICRM has delivered to Arngre and Zacualpan its most recent internal accounting records (the "ICRM Financial Records"). The ICRM Financial Records fairly, completely and accurately represent the assets and liabilities and the results of operations of ICRM as of the dates and for the period covered thereby, in all material respects. ICRM has no material liability or contingency except as reflected on the ICRM Financial Records. There has been no material adverse change in the financial condition of ICRM since the date of the ICRM Financial Records.

     3.5. Books and Records. The books of account, minute books, stock record books, and other records of ICRM, all of which have been made available to Arngre and Zacualpan, are complete and correct and have been maintained in accordance with sound business practices in Mexico, including the maintenance of an adequate system of internal controls. The minute books of ICRM contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the Board of Directors, and committees of the Board of Directors of ICRM, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of ICRM.

     3.6. Title to Properties; Encumbrances.

        (a) Upon full payment of the purchase price for the Concessions, full compliance of the other obligations of ICRM under the Property Option Documents, ICRM's exercise of its rights to acquire the Concessions and full execution of the definitive contracts of assignment of rights to acquire the Concessions, ICRM will own good and marketable title to the Concessions covering the Properties, subject to the fact of whether any Encumbrance has been imposed by a creditor of the Titleholders of the Concessions or as a result of a breach of the Titleholders of the Concessions under the Property Option Documents between the date of this Agreement and the date on which ICRM acquires the Concessions.


        (b) ICRM has and will have at the time of the Closing: (i) a valid option to acquire the Concessions under the Property Option Documents, free and clear of all Encumbrances; (ii) the exclusive rights to explore and acquire the Concessions covering the Properties; and, (iii) should the right to acquire the Concessions be exercised, the right to exploit such Properties and extract minerals therefrom, including but not limited to the extraction and production of silver ore, in accordance with the laws of the Mexican United States, in accordance with the Concessions and in accordance with standard commercial practice acceptable under Mexican laws. All proofs of works required to be submitted to the General Direction of Mines have been filed for each of the Concessions and ICRM has been verbally informed by officers of said General Direction of Mines that they have been approved by such Ministry.

     3.7. No Extraordinary Action. Since its date of incorporation, ICRM has been operated in the ordinary course of business and has not and will not through the date of the Closing engage in any extraordinary action.

     3.8. Taxes.

        (a) To the Knowledge of ICRM, there are no existing Tax defaults with respect to any of the Concessions.

        (b) To the Knowledge of ICRM, other than as indicated in the ICRM Financial Records, ICRM has no Tax liabilities.

     3.9. Previous Contributions. ICR has previously advanced to ICRM directly or indirectly the amount of $250,000 U.S. All of such funds have been used in accordance with the Financial Records described above for the purpose of make option payments aimed at maintain the option in effect and acquiring the Concessions or for other legitimate business purposes of ICRM, except to the extent that such funds are still held by ICRM.

     3.10. Shareholder Liability. Arngre and Zacualpan will not, as a result of its investment in ICRM become liable for any of the current debts or obligations of ICRM.

     3.11. No Undisclosed Liabilities. ICRM has no liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) except for liabilities or obligations reflected or reserved against in the ICRM Financial Records and current liabilities incurred in the Ordinary Course of Business since the date thereof.

     3.12. Compliance with Legal Requirements; Governmental Authorizations.

        (a) Except as set forth in Schedule 3.12 hereto:

           (1) To the Knowledge of ICRM, it is, and at all times since its date of incorporation, has been, in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets;

           (2) To the Knowledge of ICRM, no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by ICRM of, or a failure on the part of ICRM to comply with, any Legal Requirement under Mexican law, or (B) may give rise to any obligation on the part of ICRM to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

           (3) ICRM has not received, at any time since its date of incorporation, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement applicable in Mexico, or (B) any actual, alleged, possible, or potential obligation on the part of ICRM to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

        (b) Schedule 3.12 contains a complete and accurate list of each recording made by ICRM to be considered as a Mexican mining company or that otherwise relates to the business of, or to any of the assets owned or used by, ICRM. Each recording listed or required to be listed in Schedule 3.12 is valid and in full force and effect, except as set forth in Schedule 3.12.

     3.13. Legal Proceedings; Orders.

        (a) To the Knowledge of ICRM:

           (1) there is no pending Proceeding that has been commenced by or against ICRM or that otherwise relates to or may affect the business of, or any of the assets owned or used by, ICRM;

           (2) there is no pending Proceeding that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

To the Knowledge of ICRM, (1) no such Proceeding has been Threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

           (3) there is no Order to which any of ICRM, or any of the assets owned or used by ICRM, is subject;

           (4) no officer, director, agent, or employee of ICRM is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of ICRM.

           (5) ICRM is, and at all times since its date of incorporation, has been, in full compliance with all of the terms and requirements of each Order to which it, or any of the assets owned or used by it, is or has been subject;

           (6) no event has occurred or circumstance exists that may constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order to which ICRM, or any of the assets owned or used by ICRM, is subject; and

           (7) ICRM has not received, at any time since its date of incorporation, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Order to which ICRM, or any of the assets owned or used by ICRM, is or has been subject.

     3.14. Contracts; No Defaults.

        (a) ICRM is not a party to or bound by any Contract, powers of attorney, guaranties or surety arrangements other than those entered into in the Ordinary Course of Business except for the Contracts identified in this Agreement (such Contracts entered into in the Ordinary Course of Business as well as those Contracts identified in this Agreement, including, without limitation, the Property Option Documents, being hereinafter referred to the "Material Contracts").

        (b) Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms. All parties to all of the Material Contracts have performed all obligations required to be performed to date under such Material Contracts, and no party is in default or in arrears under the terms thereof, and to the best knowledge and belief of ICR and ICRM, no condition exists or event has occurred which, with the giving of notice or lapse of time or both, would constitute a default thereunder. The consummation of this Agreement will not result in impairment or termination of any of the rights of ICRM under any Material Contracts. None of the terms or provisions of any Material Contract materially adversely affects the business, prospects, financial condition or results of operations of ICRM.

        (c) True and correct copies of all of the Property Option Documents and the application of rights to the Quinto Real Concession, each as currently in effect, have been delivered to Arngre and Zacualpan and no amendment or modification of such application or Property Option Documents has been made or will be made through the date of the Closing.

     3.15. Environmental Matters. To the Knowledge of ICRM, it has not been notified by any Governmental Authority, and ICRM has no Knowledge, of any violation by ICRM, of any Environmental Law. ICRM has applied for all registrations, licenses or permits issuable by Governmental Agencies necessary or desirable to explore the Properties pursuant to Environmental Laws.

     3.16. Employees. As of the date of this Agreement, ICRM has no employees and has never had any employees.

     3.17. All Business Conducted by ICRM. The business and operations of ICRM have been conducted exclusively by ICRM and ICR, and not by any other Person. All assets, whether tangible or intangible, used by ICRM in its business or operations are owned or leased by ICRM.

     3.18. Voting at General Extraordinary Shareholders' Meetings. At the General Extraordinary Shareholders' Meeting of ICRM to be held pursuant to
Section 2.4, respectively, ICR and Alan Stier shall vote in favor of the following:

           (1) the admission of Arngre and Zacualpan as new shareholders of ICRM and the issuance of Shares of ICRM common stock to each of them in accordance with the terms of Sections 2.1, 2.4 and 2.6 hereof;

           (2) the increase in the authorized share capital of ICRM in accordance with Section 2.4 hereof; and

           (3) the amendment and restatement of the bylaw provisions regarding rights of first refusal on shares of ICRM common stock in accordance with
Section 7.4.

     3.19. Contracts of Assignment. ICRM shall enter into definitive contracts of assignment of rights with the Titleholders of the Concessions promptly after exercising its right to acquire the Concessions under the Property Option Documents.

     3.20. Consultants. Other than the fees payable to (a) El Paso Partners, Ltd. in the amount of $50,000 U.S. (of which $20,000 U.S. has been paid as of the date of this Agreement, with the remaining $30,000 U.S. payable in 6 equal monthly installments of $5,000 U.S. each, commencing on March 31, 1999) if and when the options to acquire the Concessions be in effect in each one of the due dates; and (b) Antonio Ponce in the amount of $50,000 U.S. (of which $22,000 U.S. has been paid as of the date of this Agreement, with the remaining $28,000 U.S. payable in 7 equal monthly installments of $4,000 each, commencing on March 31, 1999) if and when the options to acquire the Concessions be in effect in each one of the due dates, there is no obligation or liability, contingent or otherwise, for consultant's fees or agents' commissions or other similar payment in connection with this Agreement.

     3.21. Disclosure. The representations and warranties of ICRM and ICR in this Agreement, and any agreements and instruments related hereto, do not contain or will not contain any untrue statement of material fact with respect to ICRM or ICR or omit or will not omit to state any material fact necessary in order to make the representation and warranties herein or therein with respect to ICRM or ICR, in light of the circumstances under which they were made, not misleading.

                       IV REPRESENTATIONS, WARRANTIES, AND
                             COVENANTS OF ZACUALPAN.

Zacualpan represents, warrants, and covenants to ICRM, ICR and Arngre as follows, which representations, warranties, and covenants shall expressly survive the Closing:

     4.1. Status. Zacualpan is a Colorado, manager managed, limited liability company duly formed and validly existing under the laws of the State of Colorado and in good standing. Zacualpan is not required to be qualified in any other state or country where failure to be so qualified would have a material adverse effect upon the financial condition or operations of Zacualpan.

     4.2. Authorization. Zacualpan has full power and authority to enter into this Agreement and to carry out the transactions contemplated thereby. The Managers of Zacualpan have taken all action required by law, its articles of organization, its operating agreement or otherwise to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and no other company action is necessary with respect thereto. This Agreement is a valid and binding obligation of Zacualpan enforceable in accordance with its terms except to the extent that: (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization and similar laws of general application affecting the rights and remedies of the parties; and, (ii) the enforceability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver or other equitable remedies, is subject to the discretion of courts.

     4.3. No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will violate any provision of the articles of organization or operating agreement of Zacualpan, or violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority.

     4.4. Consents and Approvals of Government Authorities. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by Zacualpan and the consummation of the transactions contemplated thereby.

     4.5. Tax Returns. The tax returns of Zacualpan as of December 31, 1998, (the "Zacualpan Tax Returns") have been furnished to Arngre and ICR and have been prepared in accordance with applicable Legal Requirements and are true and correct in all material respects as of the date thereof. There has been no material adverse change in the financial condition of Zacualpan since the date of the Zacualpan Tax Returns.

     4.6. Assets. Zacualpan has no material assets except as contemplated by this Agreement.

     4.7. No Liabilities or Obligations. Zacualpan has no liabilities or obligations of any nature (absolute, accrued, contingent or otherwise, and whether due or to become due) except for liabilities arising out of this Agreement, and legal fees related to the negotiation of this Agreement.

     4.8. Agreements. Zacualpan has no contracts, leases, or other agreements by which it is bound, except for this Agreement.

     4.9. Litigation. There is no legal or administrative claim, action, investigation, arbitration, or other proceeding, of any kind or nature, currently pending, threatened against, or involving Zacualpan, nor has Zacualpan ever been subject to or involved in any such claim, action, investigation, arbitration, or other proceeding, and there is no valid basis for any such legal or administrative claim, action, investigation, arbitration, or other proceeding. Zacualpan is not subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or may have, an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

     4.10. Employees. Zacualpan has no employees.

     4.11. Compliance with Law. Zacualpan is, and at all times since its formation has been, in material compliance with all laws, regulations and orders applicable to it or its activities, including, without limitation, applicable securities, environmental, and labor laws, regulations, and orders. Zacualpan has not received any notification that it is in violation of any such laws, regulations, or orders and no such violation exists.

     4.12. SEC Reports. All reports, proxy statements, and registration statements required to be filed by Zacualpan with the Securities and Exchange Commission and any state securities commission (if any) (i) have been filed,
(ii) were prepared in all material respects in accordance with the requirements of applicable law, and (iii) did not contain any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

         4.13. Disclosure. The representations and warranties of Zacualpan in this Agreement, and any agreements and instruments related hereto, do not contain or will not contain any untrue statement of material fact or omit or will not omit to state any material fact necessary in order to make the representations and warranties herein or therein, in light of the circumstances under which they were made, not misleading.

                       V REPRESENTATIONS, WARRANTIES, AND
                              COVENANTS OF ARNGRE.

Arngre represents, warrants, and covenants to ICRM, ICR and Zacualpan as follows, which representations, warranties, and covenants shall expressly survive the Closing:

     5.1. Corporate Status. Arngre is duly incorporated, validly existing, and in good standing under the laws of the state of Florida. Arngre is not required to be qualified in any other state or country where failure to be so qualified would have a material adverse effect upon the financial condition or operations of Arngre.

     5.2. Authorization. Arngre has full corporate power and authority to enter into this Agreement and to carry out the transactions contemplated thereby. The Board of Directors of Arngre has taken all action required by law, its articles of incorporation, its bylaws or otherwise to authorize the execution and delivery of this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered and no other corporate action is necessary with respect thereto. This Agreement is a valid and binding obligation of Arngre enforceable in accordance with its terms except to the extent that: (i) the enforcement of certain rights and remedies created by this Agreement is subject to bankruptcy, insolvency, reorganization and similar laws of general application affecting the rights and remedies of the parties; and, (ii) the enforceability of any particular provision of this Agreement under principles of equity or the availability of equitable remedies, such as specific performance, injunctive relief, waiver or other equitable remedies, is subject to the discretion of courts.

     5.3. Capitalization. The authorized capital stock of Arngre consists of 50,000,000 shares of common stock, $.001 par value per share, of which 1,000,000 shares of common stock are issued and outstanding. All issued and outstanding shares of stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. There are no other securities of Arngre outstanding, there are no outstanding options, warrants, conversion privileges or other rights to purchase or acquire any capital stock of Arngre, and there are no contracts, commitments, understandings, arrangements or restrictions by which Arngre is bound to issue any additional shares of its capital stock.

     5.4. No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will violate any provision of the articles of incorporation or bylaws of Arngre, or violate any statute or law or any judgment, decree, order, regulation or rule of any court or governmental authority.

     5.5. Consents and Approvals of Government Authorities. No consent, approval or authorization of, or declaration, filing or registration with, any governmental or regulatory authority is required in connection with the execution, delivery and performance of this Agreement by Arngre and the consummation of the transactions contemplated thereby.

     5.6. Financial Statements. The financial statements of Arngre as of May 12, 1998, December 31, 1997, and December 31, 1996, (collectively "Arngre Financial Statements") have been furnished to Zacualpan and ICR, have been prepared in accordance with generally accepted accounting principles consistently applied and are true and correct in all material respects as of the date thereof. There has been no material adverse change in the financial condition of Arngre since May 12, 1998.

     5.7. Assets. Arngre has no material assets except as contemplated by this Agreement.

     5.8. No Liabilities or Obligations. Except as disclosed in the Arngre Financial Statements, Arngre has no material liabilities or obligations of any nature (absolute, accrued, contingent or otherwise, and whether due or to become due) except for liabilities arising out of this Agreement, a Right of First Refusal Agreement with Mark Isaacs, $100,000 in fees payable to El Paso Partners Ltd. and attorneys' fees in connection with the negotiation of this Agreement.

     5.9. Agreements. Arngre has no contracts, leases, or other agreements by which it is bound, except for this Agreement and a Right of First Refusal Agreement with Mark Isaacs, a member of Zacualpan.

     5.10. Litigation. There is no legal or administrative claim, action, investigation, arbitration, or other proceeding, of any kind or nature, currently pending, threatened against, or involving Arngre, nor has Arngre ever been subject to or involved in any such claim, action, investigation, arbitration, or other proceeding, and there is no valid basis for any such legal or administrative claim, action, investigation, arbitration, or other proceeding. Arngre is not subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or may have, an adverse effect on its business practices or on its ability to acquire any property or conduct its business in any area.

     5.11. Employees. Arngre has no employees.

     5.12. Compliance with Law. Arngre is, and, to its Knowledge, at all times since its formation has been, in material compliance with all laws, regulations and orders applicable to it or its activities, including, without limitation, applicable securities, environmental, and labor laws, regulations, and orders. Arngre has not received any notification that it is in violation of any such laws, regulations, or orders and no such violation exists.

     5.13. SEC Reports. Arngre is and at all times has been a non-reporting company and has not been required as of the date hereof to file any reports, proxy statements or registration statements with the Securities and Exchange Commission.

     5.14. Disclosure. The representations and warranties of Arngre in this Agreement, and any agreements and instruments related hereto, do not contain or will not contain any untrue statement of material fact with respect to Arngre or omit or will not omit to state any material fact necessary in order to make the representations and warranties herein or therein, in light of the circumstances under which they were made, not misleading.

                 VI CONDITIONS PRECEDENT TO ARNGRE'S OBLIGATION
               TO MAKE ADDITIONAL REQUIRED CAPITAL CONTRIBUTIONS.

Notwithstanding any other provision of this Agreement, Arngre shall have no obligation to make the contribution at Closing contemplated by Section 2.3.(b) hereof unless all of the following conditions have been satisfied, provided, however, that if Arngre fails to make the contribution described in Section 2.3(b) because of a failure of any of the following conditions, other than the condition set forth in Section 6.7, the provisions of Section 2.6 shall continue to apply:

     6.1. Accuracy of Representations. Each of ICR and ICRM shall have delivered to Arngre a certificate confirming that all of ICR's and ICRM's representations and warranties in this Agreement (considered collectively) and each of these representations and warranties (considered individually) are accurate in all material respects as of the Closing.

     6.2. Provision of Satisfactory Information. ICRM and ICR shall have provided Arngre with all information it has reasonably requested in writing, including but not limited to information with respect to the Concessions and the title thereto and the corporate structure ICRM.

     6.3. No Proceedings. Since the date of this Agreement, there must not have been commenced or Threatened against Arngre, or against any Person affiliated with Arngre, any Proceeding (a) involving any challenge to, or seeking damages or other relief in connection with, any of the Contemplated Transactions, or (b) that may have the effect of preventing, delaying, making illegal, or otherwise interfering with any of the Contemplated Transactions.

     6.4. No Claim Regarding Stock Ownership or Sale Proceeds. There must not have been made or Threatened by any Person any claim asserting that such Person (a) is the holder or the beneficial owner of, or has the right to acquire or to obtain beneficial ownership of, any stock of, or any other voting, equity, or ownership interest in, ICRM, or (b) is entitled to all or any portion of the capital contributions payable for the Shares.

     6.5. No Prohibition. Neither the consummation nor the performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time), materially contravene, or conflict with, or result in a material violation of, or cause Arngre or any Person affiliated with Arngre to suffer any material adverse consequence under, (a) any applicable Legal Requirement or Order, or (b) any Legal Requirement or Order that has been published, introduced, or otherwise proposed by or before any Governmental Body.

     6.6. Satisfactory Due Diligence. Arngre shall have completed its due diligence review of ICRM, the Concessions and the Properties to its satisfaction, which review shall include, but is not limited to, an investigation of title and tax issues as well as the silver production potential of the Properties.

     6.7. Contributions of ICR. ICR shall have contributed $250,000 U.S. to ICRM in accordance with Section 2.3(a) hereof.


                      VII OTHER AGREEMENTS OF THE PARTIES.

     7.1. Quinto Real Concession. The parties hereto acknowledge that upon the issuance by the Mexican General Direction of Mines of exploration title to the concession of Quinto Real (the "Quinto Real Concession") in the name of Polo y Ron, Isaacs and Zacualpan shall make reasonable efforts to cause Polo y Ron to assign and convey the Quinto Real Concession to ICRM for a total consideration of $15,000 U.S., which total amount has been already advanced by ICRM to Polo y Ron; once the aforesaid assignment of rights on the Quinto Real Concession to ICRM has taken place, said Concession shall automatically be included as one of the Concessions referenced herein, and any reference to the Concessions in this Agreement shall be deemed to include the Quinto Real Concession.

     7.2. Access and Investigation. Between the date of this Agreement and the Closing ICRM shall (a) afford Arngre, Zacualpan, and their Representatives full and free access to ICRM's personnel, Properties, Contracts, books and records and other documents and data, (b) furnish Arngre, Zacualpan, and their Representatives with copies of all such Contracts in English, books and records and other existing documents and data as they may reasonably request in writing and (c) furnish Arngre, Zacualpan, and their Representatives with such additional financial, operating and other data and information as they may reasonably request in writing.

     7.3. Required Approvals. The Closing of this Agreement is subject to ICR having obtained prior Vancouver Stock Exchange approval before Closing. In the event that the Vancouver Stock Exchange approval is not obtained, the parties agree to make reasonable efforts to restructure the transaction contemplated herein without changing the fundamental business arrangements, in order to obtain such approval.

As promptly as practicable after the Closing, ICRM will make all filings required by Legal Requirements to be made by it in Mexico in order to consummate the Contemplated Transactions and perfect its right to explore and acquire the Concessions, which filings are set forth on Schedule 3.2 hereto.

     7.4. Right of First Offer on Shares. At the General Extraordinary Shareholders' Meeting to be held at or prior to Closing in accordance with
Section 2.4 above, each of the Shareholders agrees that, among other provisions of the bylaws, it shall vote in favor of amending and restating in its entirety the right of first refusal provision already contained in ICRM's bylaws to state as follows:

All shares of common stock of ICRM issued and outstanding immediately after the Closing shall be subject to a right of first offer. Such right of first offer shall be evidenced by a restrictive legend placed on each stock certificate evidencing ownership of any such shares. The terms of the right of first offer shall be that any Shareholder (an "Offering Shareholder") wishing to Transfer title to any of its ICRM shares (other than the Transfers described in Sections 2.5., 2.14., 10.2., 12.7. and 12.10.) shall first deliver notice of such intent (the "Offer Notice") to the other Shareholders stating the number of shares proposed to be Transferred (the "Offered Shares"), all relevant terms, and the purchase price of the proposed Transfer. The terms and consideration for the shares set forth in the Offer Notice shall be of conventional type and shall not include consideration in the form of services or other unique consideration which would be difficult for another Shareholder to duplicate. The other Shareholders, shall then have the right for thirty (30) days from the date of the Offer Notice to give notice to the Offering Shareholder that they wish to purchase all or any part of the Offered Shares, which notice shall constitute a binding offer to purchase such shares on the terms and at the price set forth in the Offer Notice, provided that closing of the purchase shall occur sixty (60) days from the date that the last notice to purchase is given to the Offering Shareholder, unless otherwise agreed by the parties. If more than one Shareholder gives such notice, they shall have the right to purchase the Offered Shares pro rata to their stock ownership in ICRM. If the other Shareholders do not agree to purchase all of the Offered Shares, any excess Offered Shares may be sold by the Offering Shareholder for a period of ninety (90) days on terms and at a price no more favorable than those set forth in the Offer Notice, provided that the terms of this Section 7.4 shall again apply if the sale by the Offering Shareholder is not completed within the said ninety (90) days. Any sale hereunder shall be conditional upon a proposed purchaser delivering a written undertaking to the other Shareholders, in form and content satisfactory to their respective counsel, to be bound by the terms and conditions of this Agreement.

     7.5. Notification. Each of ICR, ICRM, Arngre and Zacualpan will promptly notify the other parties hereto in writing if any of them becomes aware of any fact or condition that would cause or constitute a breach of their respective representations and warranties as of the Closing, or if any of them becomes aware of the occurrence after the Closing of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition.

     7.6. Restrictive Legend. All certificates representing shares of ICRM that are, at any time, subject to this Agreement shall have endorsed upon them the following legend:

     The shares represented by this Certificate are subject to certain restrictions against transfer and other restrictions under the terms of the Joint Venture and Subscription Agreement entered into by and among the Corporation and its shareholders dated March 19, 1999.

     7.7. Payment of Expenses. Each party is responsible for its respective costs and expenses, including reasonable attorney's fees, incurred by the parties hereto in connection with the preparation and review of this Agreement and the performance thereof with the exception that Arngre shall pay reasonable attorney's fees not to exceed $15,000 incurred by Zacualpan in connection with the preparation and review of this Agreement (excluding any such fees in connection with organizing Zacualpan itself).

     7.8. Special Power of Attorney. At the Closing, each of ICR, Arngre and Zacualpan (the "granting parties") shall grant to one or more individuals to be appointed by the other parties a special and irrevocable power of attorney and proxy to vote or execute and deliver written consents or otherwise act with respect to the Shares now or to be owned by each granting party as fully to the same extent with the same effect as the granting party might or could do under the applicable Legal Requirements of the Mexican United States governing rights and powers of shareholders of Mexican corporations only in connection with any vote or written consent of Shareholders regarding the capitalization of contributions made to an Approved Program and Budget pursuant to this Agreement, through the General Extraordinary Shareholders' Meetings to be held by ICRM pursuant to Section 2.12.11 of this Agreement, having as a consequence the issuance of new shares of common stock of ICRM to the non-Defaulting or non-Diluting Shareholders and to effectuate the dilution provisions of Sections 2.12.12 and 2.13; provided that the non-granting parties may only vote in favor of or consent to the capitalization of the contributions actually made to such an Approved Program and Budget and the issuance of additional shares deriving thereof. The special powers of attorney and proxies granted hereunder are granted in connection with, and are coupled with, an interest.

     7.9. Conduct of Business Pending Admission of Arngre as a Shareholder. During the period (the "Pending Period") from the date of this Agreement to the earlier to occur of (x) date on which Arngre is admitted as a Shareholder pursuant to Section 2.4 hereof or (y) the date on which Arngre forfeits its Shares pursuant to Section 2.6, the business of ICRM shall be conducted in the ordinary and usual course and maintain its books and records in a manner consistent with prior practice. Except as otherwise required or contemplated hereby, ICRM further agrees that, during the Pending Period, it shall not, without the written consent of Arngre:

     (a) enter into any negotiations, discussions or agreements adversely affecting the Assets;

     (b) enter into any negotiations, discussions or agreements contemplating or respecting the acquisition of ICRM or any material asset thereof (other than in the ordinary course of business), whether through a sale of stock, a merger or consolidation, the sale of all or substantially all of the assets of ICRM, any type of recapitalization or otherwise;

     (c) take any action which would interfere with or prevent performance of this Agreement; or

     (d) engage in any activity or enter into any transaction which would be inconsistent in any respect with any of the representations, warranties or covenants set forth in this Agreement, as if such representations, warranties and covenants were made at a time subsequent to such activity or transaction and all references to the date of this Agreement were deemed to be such later date.

                          VIII AREA OF COMMON INTEREST.

     8.1. In this Agreement, "Area of Common Interest" shall be deemed to comprise that area which is included within a radius of three (3) kilometers of each point on the boundary of the mineral properties which constitute the Properties of this Agreement, including the Quinto Real concession.

     8.2. If prior to the date of this Agreement or at any time during the subsistence of this Agreement any party (in this article only called the "Acquiring Party") in good faith stakes, denounces, files an application or otherwise acquires, directly or indirectly, any right to or interest in, or any right to receive proceeds of production from, any mining claim, license, lease, grant, concession, permit, patent, or other form of mineral tenure located wholly or partly within the Area of Common Interest, the Acquiring Party shall forthwith give notice to the other parties being Shareholders of ICRM of that staking, denouncement, application or acquisition, the total cost thereof and all details in the possession of that party with respect to the details of the acquisition, the nature of the property acquired and the known mineralization.

     8.3. Any of the other parties being Shareholders of ICRM may, within 30 days of receipt of the Acquiring Party's notice, elect, by notice to the Acquiring Party, to require that the mineral properties and the right or interest acquired, be transferred to ICRM at cost, and thereafter form part of the Properties for all purposes of this Agreement other than for the purpose of defining the Area of Common Interest.

     8.4. If none of the other parties being Shareholders of ICRM makes the election aforesaid within that period of thirty (30) days, the right or interest acquired shall not form part of the Properties and the Acquiring Party shall be solely entitled thereto.


                           IX INDEPENDENT ACTIVITIES.

     9.1. Except as expressly provided in this Agreement, each party shall have the free and unrestricted right to independently engage in and receive the full benefit of any and all business endeavours of any sort whatsoever, whether or not competitive with the endeavours contemplated herein, without consulting the other parties or inviting or allowing the other parties to participate therein. No party hereto shall be under any fiduciary or other duty to the other parties with respect to any matter within the general scope of the endeavours contemplated herein. The legal doctrines of "corporate opportunity" sometimes applied to persons engaged in a joint venture or having fiduciary status shall not apply in the case of any party. In particular, without limiting the foregoing, no party shall have an obligation to any other party as to any opportunity to acquire, explore and develop any mining property, concession, interest or right presently owned by it or offered to it outside of the Properties or the Area of Common Interest of this Agreement at any time. Notwithstanding the foregoing, the Shareholders agree that they shall not individually acquire a mill to process ore from the Properties without obtaining the prior written consent of the other Shareholders.


                                   X DISPUTES.

In the event of any dispute hereunder, such disputes shall be resolved as follows:

     10.1. Arbitration. All disputes arising out of or in connection with this Agreement shall be submitted to binding arbitration in Denver, Colorado and shall be finally settled under the rules of Arbitration of the American Arbitration Association by one arbitrator appointed in accordance with the said rules as then in effect. The arbitrator shall have the authority, in connection with such arbitration, to compel reasonable but limited discovery including testimony by depositions and written discovery through interrogatories. The arbitrator shall further have the authority to award the cost of arbitration including reasonable attorneys' fees in favor of the prevailing party.

     10.2. Transfer or Issuance of Stock. The authority of the arbitrator to grant a remedy will specifically include the right to order a transfer of the ownership of some or all of the ICRM stock or to authorize ICRM to issue additional stock to the prevailing party.


                                 XI TERMINATION.

     11.1. Termination Events. This Agreement may be terminated:

        (a) by any party if a material breach of any provision of this Agreement has been committed by the other party(ies) and such breach has not been waived or cured to the satisfaction of the non-breaching parties; provided, however, that if ICR or ICRM elects to terminate this Agreement by reason of such a breach by Arngre or Zacualpan, such termination shall be effective only with respect to the breaching party and this Agreement shall remain in effect and the Closing shall occur with respect to ICR, ICRM and the non-breaching party, in which case the respective ownership interests in ICRM shall be as follows:

           (i) if the breaching party is Arngre, Zacualpan shall have a 34.4% interest in ICRM and ICR shall have an 65.6% interest; or

           (ii) if the breaching party is Zacualpan, Arngre shall have an 80% interest in ICRM and ICR shall have a 20% interest; or

        (b) by mutual consent of all parties.

     11.2. Effect of Termination. A party's right of termination under
Section 11.1 is in addition to any other rights it may have under this Agreement or otherwise; and the exercise of a right of termination will not be an election of remedies. If this Agreement is terminated pursuant to
Section 11.1, all further obligations of the parties under this Agreement will terminate, except that the obligations in the By-laws and articles of incorporation of ICRM and Mexican applicable laws will survive; provided, however, that if this Agreement is terminated by a party because of a breach of this Agreement by the other party(ies) or because one or more of the conditions to the terminating party's obligations under this Agreement is not satisfied as a result of the other party's failure to comply with its obligations under this Agreement, the terminating party's rights to pursue all legal remedies will survive such termination unimpaired.

If this Agreement is terminated by mutual consent of all parties, the Shareholders of ICRM shall decide at that moment on the best alternative to discontinue its (their) involvement in ICRM by following one of the next alternatives: (i) transfer of Shares (if one or more Shareholders are interested to sell and one or more Shareholders are interested to buy); (ii) reduction of the capital stock (with reimbursement if ICRM has cash flow or without reimbursement of Shares if ICRM does not have cash flow for said reimbursement); or, (iii) dissolution and liquidation of ICRM if no Shareholder at all is interested in continue operating the company.


                             XII GENERAL PROVISIONS.

     12.1. Governing Law and Choice of Law Provision. This Agreement and any dispute arising hereunder shall be governed by the laws of the state of Colorado without regard to principles of conflicts of laws, provided, however, that to the extent that any such issue directly involves corporate governance or operation of ICRM or real estate, fixtures or mining concessions of ICRM located in Mexico, then to such extent the laws of the Mexican United States shall govern that issue.

     12.2. Information. The text of any news releases or other public statements which a party hereto desires to make with respect to the Concessions, Properties or Projects shall be made available to other parties of this Agreement with at least twenty four (24) hours anticipation to the respective publication and the other parties shall have the right to make suggestions for changes therein.

     12.3. Entire Agreement. This Agreement sets forth the entire agreement of the parties hereto with respect to the subject matter hereof and may not be amended or modified except in writing subscribed to by all sets of parties.

     12.4. Severability. This Agreement is intended to be enforceable in accordance with the terms hereof. If nonetheless any court of competent jurisdiction or arbitration panel should determine any provision of this Agreement to be unenforceable by reason of illegality or for any other reason, such provision should be modified to the extent necessary to cause it to be enforceable, or stricken, and if so modified or stricken, the remainder of this Agreement shall remain in full force and effect.

     12.5. Pronouns. Masculine, feminine, and neutered pronouns shall be deemed to include the masculine, feminine, and neutered case as the context may require.

     12.6. Headings. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision in any way.

     12.7. Assignment. Any of ICR, Arngre and Zacualpan may at any time assign, transfer or otherwise dispose of all or part of its ownership interest in ICRM to an Affiliate upon delivery to the non-assigning Shareholders of:

     (a) a counterpart of this Agreement executed by the Affiliate, whereby the latter is totally or partially, as the case may be, subrogating itself in the rights and obligations derived from this Agreement to the assigning Shareholder; and,

     (b) the covenant of the assigning Shareholder with and to the non-assigning Shareholders to be jointly and severally liable for the obligations of the Affiliate.

Provided that any such assignment shall be void and of no effect upon the Affiliate ceasing to be an Affiliate of the assigning Shareholder, in which event the assigning Shareholder shall be credited with all costs incurred by the Affiliate.

     12.8. Equitable Remedies. The parties agree that any breach of this Agreement by any party will result in immediate and irreparable harm to the other parties, and the other parties shall be entitled to obtain an injunction and/or specific performance as well as other legal or equitable remedy necessary in order to compel compliance with the terms hereof.

     12.9. Notices. All notices and other communications under or in connection with this Agreement shall be in writing and shall be deemed to have been given (a) if delivered personally (including by overnight express or messenger), upon delivery, (b) if delivered by registered or certified mail (return receipt requested), upon the earlier of actual delivery or three days after being mailed, or (c) if given by facsimile, upon confirmation of transmission by facsimile, in each case to the respective parties at their respective mail addresses or facsimile numbers set forth below.

           (a)      If to ICRM:
                    Alan Stier
                    4372-44B Avenue
                    Delta - B.C. Canada
                    V4K 1H1
                    facsimile: (604) 946 4560

                    With a copy to:

                    Juan Pizarro-Suarez, Esq.
                    Miranda, Estavillo, Staines y Pizarro-Suarez
                    Boulevard Virreyes 135
                    Lomas Virreyes
                    11000 Mexico, D.F.
                    facsimile: 001 525 202 7990


           (b)      If to ICR:
                    Alan Stier
                    4372-44B Avenue
                    Delta - B.C. Canada
                    V4K 1H1
                    facsimile: (604) 946 4560

                    With a copy to:

                    David Bissett, Esq.
                    1040-999 W. Hastings Street
                    Vancouver, B.C. Canada
                    V6C 2W2
                    facsimile: (604) 683 2643


           (c)      If to Arngre:
                    Arngre, Inc.
                    Stephen P. Harrington
                    648 Post Road
                    Wakefield, R.I., 02879
                    USA

                    With a Copy to:

                    Stephen M. Cohen, Esquire
                    Buchanan Ingersoll Professional Corporation

                    Eleven Penn Center, 14th Floor
                    1835 Market Street
                    Philadelphia, Pennsylvania  19103
                    Facsimile: (215) 665-8760
                    USA

           (d)      If to Zacualpan:

                    Mark S. Isaacs
                    3400 Avenue of the Arts
                    Suite F410
                    Costa Mesa, CA 92626
                    USA

                    With a Copy to:

                    John C. Siegesmund III
                    Krendl Horowitz & Krendl
                    370 Seventeenth St. Suite 5350
                    Denver, Colorado, 80202
                    Facsimile: (303) 629-2406
                    USA

     12.10. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided, however, that except with regard to a successor by operation of law, except as expressly set forth herein, no party hereto may transfer or assign its rights hereunder in whole or in part to any other Person without the prior written consent of the other parties hereto, except as expressly set forth herein.

     12.11. Currency Denominations. All currency amounts referenced in this Agreement are U.S. dollars.

     12.12. Schedules. The schedules to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

     12.13. Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all such counterparts together shall constitute but one and the same Agreement. Facsimile signatures to this Agreement shall, for all purposes, be as fully effective as signed originals.

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be signed by its duly authorized officers this 19th day of March , 1999.



                              INTERNATIONAL CAPRI RESOURCES LTD,
                              a British Columbian company


                              By: /s/ Alan Stier
                                  -----------------------------
                              Name: Alan Stier
                              Title: President



                              ARNGRE, INC.,
                              a Florida corporation


                              By: Stephen M. Harrington
                                  -----------------------------
                              Name: Stephen M. Harrington
                              Title: President


                              INTERNATIONAL CAPRI
                              RESOURCES, S.A. de C.V., a Mexican corporation


                              By: /s/ Alan Stier
                                  -----------------------------
                              Name: Alan Stier
                              Title: President

                              ZACUALPAN MINERALS, LLC, a Colorado
                              limited liability company

                              By: Mark S. Isaacs
                                  -----------------------------
                              Name: Mark S. Isaacs
                              Title:Executive Manager



                              /s/ Alan Stier
                              ---------------------------------
                             Alan Stier

                                   SCHEDULE A

                            Description of Properties

     The Properties described below are located in the Zacualpan region of southern Mexico approximately 35 kilometers northwest of Taxco:

          1. "El Quinto Dos", mining exploitation concession, title 175486, issued on July 31st, 1985, located in the Municipality of Zacualpan, State of Mexico, with a surface of 9.0957 hectares, recorded under number 166, at page 42 of volume 238 of the General Book of Mining Concessions kept by the Public Registry of Mining.

          2. "Los Compadres", mining exploitation concession, title 172622, issued on March 30th, 1984, located in the Municipality of Tetipac, Guerrero, with a surface of 30.0003 hectares, recorded under number 262, at page 66 of volume 231 of the General Book of Mining Concessions kept by the Public Registry of Mining.

          3. "El Cometa Navideno", mining exploitation concession, title 171847, issued on June 15th, 1983, located in the Municipality of Tetipac, Guerrero, with a surface of 23.0584 hectares, recorded under number 627, at page 158 of volume 228 of the General Book of Mining Concessions kept by the Public Registry of Mining.

          4. "La Cadena", mining exploitation concession, title 156895, issued on May 12th, 1972, located in the Municipality of Zacualpan, State of Mexico, with a surface of 111.7074 hectares, recorded under number 49, at page 13 of volume 199 of the General Book of Mining Concessions kept by the Public Registry of Mining.

          5. "El Volado", mining exploration concession, title 197967, issued on September 30th, 1993, located in the Municipality of Zacualpan, State of Mexico, with a surface of 3.7899 hectares, recorded under number 27, at page 14 of volume 276 of the General Book of Mining Concessions kept by the Public Registry of Mining.

                                  SCHEDULE 2.14

                               NET SMELTER RETURNS


1. "Net Smelter Returns" means the net amount of money received by ICRM for its own account from the sale of ore, or ore concentrates or other products from the Properties to a smelter or other ore buyer after deduction of smelter and/or refining charges, ore treatment charges, penalties and any and all other charges made to ICRM by the purchaser of ore or concentrates, less any and all handling, insurance and transportation costs which may be incurred in connection with the transportation of ore or concentrates, less ad valorem taxes and taxes based upon production, but not income taxes, and less all umpire charges which ICRM may be required to pay.

2. "Owner" means a Shareholder whose ownership interest in ICRM has been converted into a royalty based on Net Smelter Returns in accordance with Section
2.14 of the Agreement. Payment of Net Smelter Returns by ICRM to the Owner shall be made semi-annually within 60 days after the end of each fiscal half year of the ICRM and shall be accompanied by unaudited financial statements pertaining to the operations carried out by ICRM on the Properties. Within 90 days after the end of each fiscal year of ICRM in which Net Smelter Returns are payable to the Owner, the records relating to the calculation of Net Smelter Returns for such year shall be audited and any resulting adjustments in the payment of Net Smelter Returns payable to the Owner shall be made forthwith. A copy of the said audit shall be delivered to the Owner within 30 days of the end of such 90-day period.

3. Each annual audit shall be final and not subject to adjustment unless the Owner delivers to ICRM written exceptions in reasonable detail within six months after the Owner receives the report. The Owner, or its representative duly authorized in writing, at its expense, shall have the right to audit the books and records of ICRM related to Net Smelter Returns to determine the accuracy of the report, but shall not have access to any other books and records of ICRM. The audit shall be conducted by a chartered or certified public accountant of recognized standing. ICRM shall have the right to condition access to its books and records on execution of a written agreement by the auditor that all information will be held in confidence and used solely for purposes of audit and resolution of any disputes related to the report. A copy of the Owner's report shall be delivered to ICRM upon completion, and any discrepancy between the amount actually paid by ICRM and the amount which should have been paid according to the Owner's report shall be paid forthwith, one party to the other. In the event that the said discrepancy is to the detriment of the Owner and exceeds 5% of the amount actually paid by ICRM, then ICRM shall pay the entire cost of the audit.

4. Any dispute arising out of or related to any report, payment, calculation or audit shall be resolved solely by arbitration as provided in the Agreement. No error in accounting or in interpretation of the Agreement shall be the basis for a claim of breach of fiduciary duty, or the like, or give rise to a claim for exemplary or punitive damages or for termination or rescission of the Agreement or the estate and rights acquired and held by ICRM under the terms of the Agreement.

                                  SCHEDULE 3.2

                        NOTICES TO BE GIVEN WITH MEXICAN
                          AUTHORITIES AFTFR THE CLOSING


1. Once the amendments to the By-Laws of ICRM contemplated in the Agreement and the appointment of new members of the Board of Directors of ICRM are formalized in one or more public instruments granted before a Mexican Notary Public, said public instrument(s) must be recorded at the Public Registry of Commerce of Mexico City, Federal District.

2. Once the amendments to the By-Laws of ICRM contemplated in the Agreement are formalized in a public instrument granted before a Mexican Notary Public, said public instrument must also be recorded at the Public Registry of Mining; likewise, a notice informing on the admission of Arnge and Zacualpan as new Shareholders and the total number of shares representing the capital stock of ICRM shall be given to said Registry.

3. Within 40 (forty) working days following the date of the Closing, a notice to the National Registry of Foreign Investments must be given, in order to inform on the admission of new Shareholders, the increase of the capital stock of ICRM and the ownership interest of each of the Shareholders.

4. Within 15 (fifteen) days following the transfer of one share of ICRM from Alan Stier to ICR a tax return must be filed with the tax authorities, whereby the respective Income Tax shall be paid (20% on the gross price).

                                  SCHEDULE 3.8

                     TAXES TO BE EVENTUALLY ASSESSED ON ICRM

1. Pursuant to Section 2.4 of the Agreement, on the date of the Closing ICRM shall hold a General Extraordinary Shareholders' Meeting in order to approve, among other matters, an increase of ICRM's capital stock in its variable portion, through the partial capitalization of the contributions for future capital increases made by ICR, Arngre and Zacualpan.

         That part of the contributions for future capital increases not to be capitalized shall be treated as a debt of ICRM for tax purposes; therefore, ICRM should consider such debt for the purpose of calculating the "inflationary component" which might give rise to a taxable income for ICRM.

         It is important to mention that the foreign shareholders making the contributions whether capitalized or not, are not obligated to comply with any tax obligation in Mexico.

         Inflationary component: The company must determine every month the average of the accounts payable and that of the accounts receivable.

         For purposes of the foregoing, in the case of the accounts payable the balance of those accounts at the end of'the month in course must be added to the balance of the preceding month, and the resulting amount must then be divided by two. Subsequently, the latter amount must be multiplied by the inflation factor corresponding to the month in course. Such factor is in turn calculated by dividing the National Consumer Price Index of the month in course, by the National Consumer Price Index of the preceding month. The resulting amount is the inflationary component of the company's debt. The same procedure must be followed in order to calculate the inflationary component of the accounts receivable.

         Once the foregoing calculations have been made, the income to be accumulated (or the loss to be deducted, as the case may be), must be determined as follows:

         (i) if the inflationaly component of the debt (accounts payable) is higher than the interest payable, the difference shall be an inflationary gain which the company must accumulate to its taxable income; or

         (ii) if the inflationary component of the credits (accounts receivable) is higher that the interest receivable, the difference shall be an inflationary loss, which the company may deduct for tax purposes.

2. In the event Section 2.6 of the Agreement comes into effect and the deposits made by Arngre are applied as a contractual penalty (liquidated damages of ICRM), then such penalty shall be considered as taxable income of ICRM for the purposes of income tax and, additionally, such income will generate Value Added Tax (VAT), in which case ICRM should make a break down of the respective VAT corresponding to the contractual penalty.

                                SCHEDULE 3.12(a)

                       COMPLIANCE WITH LEGAL REQUIREMENTS


ICMR has been informed by its external accountants that mainly due to delays in obtaining invoices from the Titleholders of the Conccssions, the filing of the tax returns corresponding to the third and fourth quarters of 1998 is still pending and such obligation shall be fulfilled not later than March 31, 1999.

On the other hand, concerning the annual income tax return and other tax returns and payment of taxes withheld by ICRM during the first months of 1999, those are being prepared by ICRM and shall be filed with the tax authorities within the term granted by the applicable legal provisions.

                                SCHEDULE 3.12 (b)

                      LIST OF RECORDINGS MADE BY ICRM TO BE
                     CONSIDERED AS A MEXICAN MINING COMPANY


1. On May 14, 1998, permit number 09018265 was obtained from the Ministry of Foreign Affairs in order to incorporate ICRM.

2. On June 12, 1998, ICRM was incorporated before a Mexican Notary Public through public instrument number 61,262, which contains ICRM's By-Laws and Transitory Clauses (Articles of Incorporation).

3. On June 17, 1998, ICRM obtained its registration in the Mexican Federal Taxpayers' Registry under code ICR-980612-6Y6.

4. On July 3, 1998, the recording of ICRM in the Public Registry of Commerce of Mexico City, Federal District was accomplished under number 236084.

5. On October 23, 1998, the recording of ICRM in the Public Registry of Mining was accomplished under number 72, pages 82 back to 83 back, volume XXXV of the Book of Mining Companies.

6. On August 7, 1998, ICRM was recorded in the National Registry of Foreign Investments under registry number 15615.

7. On August 24, 1998, ICRM was recorded in the Mexican Business Information System.

8. On September 3, 1998, the recording of ICRM in the National Institute of Statistics and Computer Data was accomplished.

Each of the aforesaid recordings is valid and in full force and effect, provided, however, that the recordings referred to in subparagraphs 6 and 7 above, must be annually renewed.